Exhibit 99.1

VivoPower International PLC Announces Successful Refinancing for its Wholly-Owned Subsidiaries in Australia

LONDON, December 1, 2020

VivoPower International PLC (NASDAQ: VVPR, the “Company”), is pleased to announce that its wholly-owned subsidiaries in Australia, J.A. Martin Electrical Pty Limited (“J.A. Martin”) and Kenshaw Electrical Pty Limited (“Kenshaw”), have successfully completed a refinancing of their funding facilities.

J.A. Martin has refinanced its funding lines with a 38% reduction in costs and more flexible terms that will enhance liquidity and ensure there is an appropriate financing platform in place to pursue growth over the next 3 to 5 years. In the meantime, Kenshaw has been able to retire its current working capital facilities out of surplus cash reserves, without compromising the ability to fund future growth.

Executive Chairman and CEO of VivoPower, Kevin Chin, commented, “Over the past 2 years, funding constraints and costs have hampered the ability for J.A. Martin and Kenshaw to fully capture all of their growth opportunities. VivoPower’s credit profile has however been strengthened by the successful oversubscribed equity raise of US$28.75 million completed in October and these are the first steps in reducing the costs and increasing the flexibility of financing facilities across the Company. As a result of stronger than expected interest, we have also accelerated our discussions with potential financiers globally in relation to establishing a proprietary lease finance program for Tembo e-LV B.V. (“Tembo”). We anticipate this will be a standalone, non-recourse facility that will enable Tembo’s customers to lease its light electric vehicles (“LEV”) in a seamless manner. It will be a key differentiator and enabler of LEV sales for Tembo and is consistent with the build out of our sustainable energy solution (“SES”) offering.”

About VivoPower

VivoPower is an international battery technology, electric vehicle, solar and critical power services company whose core purpose is to deliver sustainable energy solutions to its customers. VivoPower is a certified B Corporation and has operations in Australia, Canada, the United States and the United Kingdom.

Forward-Looking Statements

This communication includes certain statements that may constitute “forward-looking statements” for purposes of the U.S. federal securities laws. Forward-looking statements include, but are not limited to, statements that refer to projections, forecasts or other characterizations of future events or circumstances, including any underlying assumptions. The words “anticipate,” “believe,” “continue,” “could,” “estimate,” “expect,” “intends,” “may,” “might,” “plan,” “possible,” “potential,” “predict,” “project,” “should,” “would” and similar expressions may identify forward-looking statements, but the absence of these words does not mean that a statement is not forward-looking. Forward-looking statements may include, for example, statements about the achievement of performance hurdles, or the benefits of the events or transactions described in this communication and the expected returns therefrom. These statements are based on VivoPower’s management’s current expectations or beliefs and are subject to risk, uncertainty and changes in circumstances. Actual results may vary materially from those expressed or implied by the statements herein due to changes in economic, business, competitive and/or regulatory factors, and other risks and uncertainties affecting the operation of VivoPower’s business. These risks, uncertainties and contingencies include changes in business conditions, fluctuations in customer demand, changes in accounting interpretations, management of rapid growth, intensity of competition from other providers of products and services, changes in general economic conditions, geopolitical events and regulatory changes and other factors set forth in VivoPower’s filings with the United States Securities and Exchange Commission. The information set forth herein should be read in light of such risks. VivoPower is under no obligation to, and expressly disclaims any obligation to, update or alter its forward-looking statements whether as a result of new information, future events, changes in assumptions or otherwise.

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